

December 5, 2022

Robert McKinney
Chief Legal Officer
Westrock Coffee Company
100 River Bluff Drive, Suite 100
Little Rock, Arkansas 72202

>   **Re: Westrock Coffee Company**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 18, 2022**
>   **File No. 333-267509**

Dear Robert McKinney:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed November 21, 2022

General

1. We note from your response to prior comment 1 that you are registering the resale of your Series A preferred shares and the resale of the common shares issuable upon conversion of your Series A preferred shares:

    - It appears that there is no market on which your Series A preferred shares are quoted or traded. Therefore, revise to disclose the fixed price at which the preferred shares will be resold for the duration of the resale offering; and
    - If you are registering the resale of the preferred shares, please also register the primary offering by you of the underlying shares of common stock to subsequent

        purchasers of the preferred shares. Ensure your fee table and legality opinion are also revised to reflect this additional transaction.

You may contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Brandon Price